

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2011

VIA U.S. MAIL

Golden Global Corp.
c/o Incorp Services, Inc.
375 North Stephanie Street, Suite 1411
Henderson, Nevada 89014-8909

> **Re: Golden Global Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 26, 2011**
> **File No. 333-169757**

Dear Sir or Madam:

We have reviewed your amended registration statement and letter dated January 26, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   We note your response to comment 3 in our letter dated December 28, 2010 and reissue the comment. Despite your response, we cannot find where the revised disclosure appears. In the forepart of the registration statement, please clearly disclose that your two sole officers also serve as your two sole directors. In addition, please refer to comment 2 in our letter dated November 1, 2010, which asks that your letter of response indicate precisely (by page number) where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

2.   We note your response to comment 4 in our letter dated December 28, 2010. We further note your revised disclosure that Mr. Wong received stock in connection with your transaction with Velocity Resources Canada Ltd. Please disclose this fact, including the amount of shares that Mr. Wong received, each time you discuss your transaction with Velocity Resources Canada.

Directors and Officers, page 51

3.   We note your response to comment 9 in our letter dated December 28, 2010 that because Beyond IVR Holdings, Inc. has limited operations, has no registered securities and intends to withdraw its registration statement, disclosure regarding Mr. Wong's role at the company was not warranted. Please revise your disclosure to indicate Mr. Wong's role at Beyond IVR Holdings, Inc. in compliance with Item 401 of Regulation S-K. In addition, please confirm that the other disclosure in this section is complete.

Certain Relationships and Related Transactions, page 48

4.   We note your response to comment 10 in our letter dated December 28, 2010 that you currently do not anticipate that Mr. Tiebe will make a significant contribution to your business. Please reconcile this with the fact that you list Mr. Tiebe as one of three people under the "Company" section of your Web site and indicate that he is in investor relations.

Financial Statements

General

5.   If your registration statement is not effective by February 11, 2011 you will need to update your financial statements to comply with Rule 8-08 of Regulation S-X.

Engineering Comments

6.   We note your response to our previous comment number 11 and do not concur. Please revise your filing, removing all references to historical ounces of gold produced and historical dollar values of gold produced.

Closing Comments

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters or John Coleman at (202) 551-3610 if you have any questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Konrad Malik, Esq.
        Macdonald Tuskey
        (604) 681-4760 (fax)